WEIL, GOTSHAL & MANGES LLP
                                767 Fifth Avenue
                            New York, New York 10153
                            Telephone: (212) 310-8000
                            Facsimile: (212) 310-8007

                                  May 11, 2005



TRANSMITTED VIA EDGAR:
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Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attention:  Steven Jacobs, Branch Chief


                    Re:   HomeFed Corporation
                          Form 10-K for the year ended December 31, 2004 File No. 001-10153

Ladies and Gentlemen:

           We are writing on behalf of our client, HomeFed Corporation ("HomeFed"), to respond to the comments of the Staff set forth in the letter dated May 3, 2005 with respect to the above-referenced Form 10-K. For your convenience, the paragraph numbering of the responses below corresponds to the numbering in the comment letter.

Form 10-K for the year ended December 31, 2004
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Financial Statements and Notes
------------------------------

Note 1- Summary of Significant Accounting Policies, pages F-8 to F-10
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Provision for Environmental Remediation, page F-9
-------------------------------------------------

           1. In light of your disclosure on page F-9 that you allocate costs based on relative fair value rather than specific identification under paragraph 11 of SFAS 67, please tell us how the cash outflows of each parcel are largely independent in reaching your determination each parcel is the lowest level at which to evaluate impairment. In your response, please tell us at what level the environment liability is assigned for evaluating impairment and why.

           By way of further background, the approximate 30 acre parcel that the Company expects to remediate is part of a single contiguous parcel totaling approximately 265 acres ("Parcel A"). The land in Parcel A is currently entitled for 175 acres of non-developable open space

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           mitigation land and 90 acres of developable land, and has an aggregate book value of approximately $1,426,000 (including the 30 acre affected parcel). The Company may pursue further entitlements for the Parcel A land; however, the Company does not currently plan to further improve the land through construction activities. Substantially all of the costs expected to be incurred in Parcel A are either specifically identifiable to sub-parcels within Parcel A, or are considered allocated costs that are allocated principally based on acreage (for example, property taxes, legal fees and consulting fees). There are minimal common or shared costs expected that would be allocated within Parcel A based upon relative fair value. All of the acreage in Parcel A is separate from and does not border any of the other approximately 2,600 acres of land the Company owns in Otay. Costs incurred related to Parcel A are separate from and are not allocated to other Otay land; nor are costs incurred from other Otay land allocated to Parcel A.

           The Company assigned the environmental liability to the 30 acre affected sub-parcel, and concluded that the carrying amount of that sub-parcel was recoverable. The Company believes that the net cash flow that can be generated from the sale of this sub-parcel is separately identifiable and largely independent from the net cash flow that can be generated from the sales of other sub-parcels within Parcel A. For the reasons described above, the Company does not believe the nature of the costs it expects to incur would result in a conclusion that it should use the next higher level for impairment evaluation, since these costs are substantially separately identifiable or allocated. However, if the Company were to assign the environmental liability to the next highest level and analyze all of Parcel A as an asset group for impairment evaluation, because the Company's estimate of the future net cash flow from all of Parcel A is greater than the net carrying amount of Parcel A, the Company would reach the same conclusion that the carrying amount of the asset group is recoverable.

           The disclosure in footnote 1 on page F-9 that describes how land costs are allocated to individual lots prior to development principally refers to the allocation of original acquisition costs. Subsequent to acquisition, as described above, costs are principally allocated to parcels or lots primarily based on specific identification or relative acreage.

           2. Your response to our comment states you estimate future net cash flows of Otay land to be over $150 million, which would exceed the carrying value of all Otay land and the environmental liability. Please relate and explain the estimate to historical sales per acre of developable and mitigation Otay land. We note your historical sales per acre appear to be significantly less than what you estimate in your impairment test.

           The two most recent sales of Otay land have been sales of non-developable mitigation land (average price of approximately $15,000 per acre) which is far less valuable than developable land. Land that is entitled for development is valued at a much greater price per acre than mitigation land, even if sold as unimproved developable land. If the Company chooses to improve its developable land, it can earn the additional profit that comes from that development activity. In the case of developable land that is entitled for residential development, land values and prices are strongly influenced by the number of dwelling units permitted. The Company considers all of these and other factors, including current market prices, to develop its cash flow projections for Otay. The Company's historical selling prices of non-developable mitigation land are just one of the factors the Company considers in its cash flow projections, and such prices are not by themselves indicative of the future net cash flows that can be generated from the Company's investment in Otay.

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           If the Staff has any additional questions or comments, kindly contact the undersigned at (212) 310-8528.



                                                  Very truly yours,

                                                  /s/ Andrea A. Bernstein
cc: Erin N. Ruhe





























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